As filed with the Securities and Exchange Commission on February 9, 2005.

Registration No. 333-40727

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACTIVISION, INC.
(Exact name of Registrant as specified in its charter)

Delaware	95-4803544
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3100 Ocean Park Boulevard Santa Monica, California	90405
(Address of Principal Executive Offices)	(Zip Code)

Activision, Inc. 1991 Stock Option and Stock Award Plan
(Full title of the plan)

Ronald Doornink
President
Activision, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000
(Name, address and telephone number of agent for service)

Copies to:
Kenneth L. Henderson, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104

Approximate date of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

EXPLANATORY NOTE

        This Post-Effective Amendment No. 3 contains the form of reoffer prospectus to be used by certain officers, directors and employees of the Registrant with respect to the control securities acquired by them pursuant to the Registrant’s employee benefit plan.

        The form of reoffer prospectus contained herein is also being filed as part of Post-Effective Amendments to the Registration Statements on Form S-8 identified by the following Registration Numbers: 333-06130, 033-63638, 333-06054, 033-48411, 033-91074, 333-61573, 333-85383, 333-58922, 333-72014, 333-87810, 333-100114, 333-100115, 333-106487 and 333-111131.

Reoffer Prospectus

7,099,527 Shares

ACTIVISION, INC.

Common Stock

        This reoffer prospectus relates to 7,099,527 shares of our common stock, par value $.000001 per share, being offered for the account of certain of our directors, executive officers and employees (each a “Selling Stockholder” and collectively the “Selling Stockholders”). We will issue all of the shares of common stock being offered by this reoffer prospectus upon the exercise by the Selling Stockholders of some of their stock options. Except for the aggregate exercise price of the options exercised by the Selling Stockholders, we will not receive any of the proceeds from the sale of the common stock being offered by this reoffer prospectus. All expenses of registration incurred in connection with the offering being made by this reoffer prospectus are being borne by us, but any brokerage commissions and other expenses incurred by a Selling Stockholder will be borne by such Selling Stockholder.

        The Selling Stockholders have advised us that the resale of their shares may be effected from time to time through public or private transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of sale or at prices otherwise negotiated. The Selling Stockholders may sell the shares of common stock covered by this reoffer prospectus in a number of different ways and at varying prices. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” beginning on page 19.

        The common stock is traded in the NASDAQ National Market System under the symbol “ATVI.” On February 8, 2005, the last sale price for the common stock as reported on the NASDAQ National Market System was $24.68 per share.

        See “Risk Factors” commencing on page 2 for certain information that should be considered by prospective investors.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS REOFFER PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this reoffer prospectus is February 9, 2005.

FORWARD LOOKING STATEMENTS

        We make statements in this reoffer prospectus and in the documents incorporated by reference that are considered forward looking statements under the federal securities laws. Such forward looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The words “anticipate,” “believe,” “may,” “estimate,” “expect,” and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward looking statements.

        All forward looking statements are subject to certain risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward looking statements. Important factors that could cause or contribute to such difference include those discussed under “Risk Factors” in this reoffer prospectus and under “Factors Affecting Future Performance” in our Annual Report on Form 10-K for the fiscal year ended March 31, 2004. You should not place undue reliance on such forward looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under the heading “Risk Factors.”

RISK FACTORS

        Before making an investment in our common stock, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this reoffer prospectus. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

We depend on a relatively small number of brands for a significant portion of our revenues and profits.

        A significant portion of our revenues is derived from products based on a relatively small number of popular brands each year, and these products are responsible for a disproportionate amount of our profits. In addition, many of these products have substantial production or acquisition costs and marketing budgets. For the nine months ended December 31, 2004, 34% of our consolidated net revenues and 43% of our worldwide publishing net revenues were derived from three brands. In fiscal 2004, 31% of our consolidated net revenues and 44% of our worldwide publishing net revenues were derived from two brands. In fiscal 2003, 38% of our consolidated net revenues and 52% of our worldwide publishing net revenues were derived from two brands. We expect that a limited number of popular brands will continue to produce a disproportionately large amount of our revenues and profits. Due to this dependence on a limited number of brands, the failure to achieve anticipated results by one or more products based on these brands may significantly harm our business and financial results.

Our future success depends on our ability to release popular products.

        The life of any one game product is relatively short, in many cases less than one year. It is therefore important for us to be able to continue to develop many high quality new products that are popularly received. We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. If we are unable to do this, our business and financial results may be negatively affected.

If we are unable to maintain or acquire licenses to intellectual property, we may publish fewer “hit” titles and our revenue may decline.

        Many of our products are based on intellectual property and other character or story rights acquired or licensed from third parties. These license and distribution agreements are limited in scope and time, and we may not be able to renew key licenses when they expire or to include new products in existing licenses. The loss of a significant number of our intellectual property licenses or of our relationships with licensors, or inability to obtain additional licenses of significant commercial value could have a material adverse effect on our ability to develop new products and therefore on our business and financial results. Additionally, the failure of intellectual property acquired by us to be popularly received could impact the market acceptance of our products in which the intellectual property is included. Such lack of market acceptance could result in the write-off of the unrecovered portion of acquired intellectual property assets, which could cause material harm to our business and financial results. Competition for these licenses may also drive up the advances, guarantees and royalties that we must pay to the licensor, which could significantly increase our costs.

Transitions in console platforms could have a material impact on the market for interactive entertainment software.

        When new console platforms are announced or introduced into the market, consumers typically reduce their purchases of game console entertainment software products for current console platforms in anticipation of new platforms becoming available. During these periods, sales of our game console entertainment software products may be expected to slow or even decline until new platforms are introduced and achieve wide consumer acceptance. Each of the three current principal hardware producers launched a new platform in recent years. In calendar 2003, Sony announced that it would be entering the hand-held hardware market with the introduction of its hand-held gaming device, PSP. The PSP is currently expected to be released in the United States toward the end of the first quarter of calendar 2005. In November of 2004, Nintendo launched a new dual-screened, portable game system, NDS. Coinciding with the platform launch, we released our first title for the NDS and will have several more titles available in the future for this platform. We are currently developing titles for the PSP with the objective of having two titles at launch for the PSP and of having several more titles available in the near future for this platform. The introduction of PSP and NDS may have a negative effect on the sale of our Nintendo Game Boy Advance titles. We are also planning to develop titles for the next generation console systems expected to be developed by Sony, Microsoft and Nintendo for release in the next one to two years. We estimate that the next console hardware transition cycle will commence in late calendar 2005 or calendar 2006. Delays in the launch, shortages, technical problems or lack of consumer acceptance of the next generation platforms could adversely affect our sales of products for these platforms.

We must make significant expenditures to develop products for new platforms which may not be successful or released when anticipated.

        The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. We must continually anticipate and assess the emergence and market acceptance of new interactive entertainment hardware platforms well in advance of the time the platform is introduced to consumers. New platforms have historically required the development of new software and also have the effect of undermining demand for products based on older technologies. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform and we may be required to realign our product portfolio and development efforts in response to market changes. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, or if we cancel development of products in response to market changes, we may not be able to recover in revenues our development costs, which could be significant, and our business and financial results could be significantly harmed.

We are exposed to seasonality in the purchases of our products.

        The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the calendar year. Additionally, in a platform transition period, sales of game console software products can be significantly affected by the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Sony, Microsoft and Nintendo. The timing of hardware platform introduction is also often tied to holidays and is not within our control. If a hardware platform is released unexpectedly close to the holidays, this would result in a shortened holiday buying season and could negatively impact the sales of our products. Further, delays in development, licensor approvals or manufacturing can also affect the timing of the release of our products, causing us to miss key selling periods such as the year-end holiday buying season.

We depend on skilled personnel.

        Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If we are unable to attract additional qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

Our platform licensors are our chief competitors and frequently control the manufacturing of and have broad approval rights over our video game products.

        Generally, when we develop interactive entertainment software products for hardware platforms offered by Sony, Nintendo or Microsoft, the products are manufactured exclusively by that hardware manufacturer or their approved replicator.

        Our agreements with these manufacturers include certain provisions, such as approval rights over all products and related promotional materials and the ability to change the fee they charge for the manufacturing of products, that allow them substantial influence over our costs and the release schedule of our products. In addition, since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. Accordingly, Sony, Nintendo or Microsoft could cause unanticipated delays in the release of our products as well as increases to our development, manufacturing, marketing or distribution costs, which could materially harm our business and financial results.

        In addition, as online capabilities for video game platforms emerge, our platform licensors will control our ability to provide online game capabilities for our console platform products and will in large part establish the financial terms on which these services are offered to consumers. Currently, both Microsoft and Sony provide online capabilities for Xbox and PS2 products, respectively. In each case, compatibility code and the consent of the licensor are required for us to include online capabilities in our products. In addition, the business model for Microsoft’s and Sony’s online businesses for their video game products may compete with our online business. As these capabilities become more significant, the failure or refusal of our licensors to approve our products, or the successful deployment by these licensors of services competitive to ours, may harm our business.

Our platform licensors set the royalty rates and other fees that we must pay to publish games for their platforms, and therefore have significant influence on our costs.

        We pay a licensing fee to the hardware manufacturer for each copy of a product manufactured for that manufacturer’s game platform. In the next few years, we expect our platform licensors to introduce new hardware platforms into the market. In order to publish products for new hardware platforms, we must take a license from the platform licensor which gives the platform licensor the opportunity to set the fee structure that we must pay in order to publish games for that platform. Similarly, the platform licensors have retained the flexibility to change their fee structures for online gameplay and features for their consoles and the manufacturing of products. The control that platform licensors have over the fee structures for their future platforms and online access makes it difficult for us to predict our costs and profitability in the medium to long term. Because publishing products for console systems is the largest portion of our business, any increase in fee structures would have a significant negative impact on our business model and profitability.

If our products contain defects, our business could be harmed significantly.

        Software products as complex as the ones we publish may contain undetected errors when first introduced or when new versions are released. Despite extensive testing prior to release, we cannot be certain that errors will not be found in new products or releases after shipment, that could result in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

        We regard our software as proprietary and rely on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks. Although we provide “shrinkwrap” license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

        Policing unauthorized use of our products is difficult, and software piracy is a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. Moreover, as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing intellectual property rights of others may diminish. We cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

We may be subject to intellectual property claims.

        As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Many of our products are highly realistic and feature materials that are based on real world examples, which may inadvertently infringe upon the intellectual property rights of others. Our products often utilize complex, cutting edge technology that may become subject to the intellectual property rights of others. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend.

Intellectual property litigation or claims could force us to do one or more of the following:

        •     Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

        •     Obtain a license from the holder of the infringed intellectual property, which if available at all, may not be available on commercially favorable terms; or

        •     Redesign the effected interactive entertainment software products, which could cause us to incur additional costs, delay introduction and possibly reduce commercial appeal of our products.

        Any of these actions may cause material harm to our business and financial results.

We rely on independent third parties to develop some of our software products.

        We rely on independent third-party interactive entertainment software developers to develop some of our software products. Since we depend on these developers in the aggregate, we remain subject to the following risks:

        •     Continuing strong demand for developers' resources, combined with the recognition they receive in connection with their work, may cause developers who worked for us in the past either to work for our competitors in the future or to renegotiate our agreements with them on terms less favorable for us.

        •     Limited financial resources and business expertise and inability to retain skilled personnel may force developers out of business prior to completing our products or require us to fund additional costs.

        •     Our competitors may acquire the businesses of key developers or sign them to exclusive development arrangements. In either case, we would not be able to continue to engage such developers' services for our products, except for those that they are contractually obligated to complete for us.

        Increased competition for skilled third-party software developers also has compelled us to agree to make significant advance payments on royalties to game developers. If the products subject to these arrangements do not generate sufficient revenues to recover these royalty advances, we would have to write-off unrecovered portions of these payments, which could cause material harm to our business and financial results. Typically, we pay developers a royalty based on a percentage of net revenue, less agreed upon deductions, but in a few cases, we have agreed to pay developers fixed per unit product royalties after royalty advances are fully recouped. To the extent that sales prices of products on which we have agreed to pay a fixed per unit royalty are marked down, our profitability could be adversely affected.

We operate in a highly competitive industry.

        The interactive entertainment software industry is intensely competitive and new interactive entertainment software products and platforms are regularly introduced. Our competitors vary in size from small companies with limited resources to very large corporations with significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can spend more money and time on developing and testing products, undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors for desirable motion picture, television, sports and character properties and pay more to third-party software developers than we can. We believe that the main competitive factors in the interactive entertainment software industry include: product features and playability; brand name recognition; compatibility of products with popular platforms; access to distribution channels; quality of products; ease of use; price; marketing support; and quality of customer service.

        We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant third-party software competitors currently include, among others: Atari, Inc.; Capcom Co. Ltd.; Eidos PLC; Electronic Arts Inc.; Konami Company Ltd.; Namco Ltd.; Sega Enterprises, Ltd.; Take-Two Interactive Software, Inc.; THQ Inc.; Ubi Soft Entertainment and Vivendi Universal Publishing. In addition, integrated video game console hardware and software companies such as Sony Computer Entertainment, Nintendo Co. Ltd. and Microsoft Corporation compete directly with us in the development of software titles for their respective platforms.

        We also compete with other forms of entertainment and leisure activities. For example, we believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using interactive entertainment software and more using the Internet and online services.

We may face difficulty obtaining access to retail shelf space necessary to market and sell our products effectively.

        Retailers of our products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer interactive entertainment software products for high quality retail shelf space and promotional support from retailers. To the extent that the number of products and platforms increases, competition for shelf space may intensify and may require us to increase our marketing expenditures. Retailers with limited shelf space typically devote the most and highest quality shelf space to those products expected to be best sellers. We cannot be certain that our new products will consistently achieve such “best seller” status. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer’s sales volume, although a retail customer, such as Wal-Mart, may account for a significant percentage of our revenues. We cannot be certain that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support on acceptable terms. A prolonged failure in this regard may significantly harm our business and financial results.

Our sales may decline substantially without warning and in a brief period of time because we do not have long-term contracts for the sale of our products.

        In the United States and Canada, we primarily sell our products on a direct basis to mass-market retailers, consumer electronics stores, discount warehouses and game specialty stores. Our products are sold internationally on a direct-to-retail basis, through third-party distribution and licensing arrangements and through our wholly-owned European distribution subsidiaries. Our sales are made primarily on a purchase order basis without long-term agreements or other forms of commitments. Our largest customer, Wal-Mart, accounted for approximately 22% of our consolidated revenues for the nine months ended December 31, 2004 and 20% of our consolidated net revenues for fiscal 2004. The loss of, or significant reduction in sales to, any of our principal retail customers or distributors could significantly harm our business and financial results.

We may permit our customers to return our products and to receive pricing concessions which could reduce our net revenues and results of operations.

        We are exposed to the risk of product returns and price protection with respect to our distributors and retailers. Return policies allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with terms granted. Price protection, when granted and applicable, allows customers a credit against amounts they owe us with respect to merchandise unsold by them. We may permit product returns from, or grant price protection to, our customers under certain conditions. The conditions our customers must meet to be granted the right to return products or price protection are, among other things, compliance with applicable payment terms, delivery to us of weekly inventory and sell-through reports, and consistent participation in the launches of our premium title releases. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors. When we offer price protection, we offer it with respect to a particular product to all of our retail customers; however, only those customers who meet the conditions detailed above can avail themselves of such price protection. We also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. Although we maintain a reserve for returns and price protection, and although we may place limits on product returns and price protection, we could be forced to accept substantial product returns and provide substantial price protection to maintain our relationships with retailers and our access to distribution channels. Product returns and price protection that exceed our reserves could significantly harm our business and financial results.

We may be burdened with payment defaults and uncollectible accounts if our distributors or retailers cannot honor their credit arrangement with us.

        Distributors and retailers in the interactive entertainment software industry have from time to time experienced significant fluctuations in their businesses, and a number of them have failed. The insolvency or business failure of any significant retailer or distributor of our products could materially harm our business and financial results. We typically make sales to most of our retailers and some distributors on unsecured credit, with terms that vary depending upon the customer’s credit history, solvency, credit limits and sales history, as well as whether we can obtain sufficient credit insurance. Although, as in the case with most of our customers, we have insolvency risk insurance to protect against our customers’ bankruptcy, insolvency or liquidation, this insurance contains a significant deductible and a co-payment obligation, and the policy does not cover all instances of non-payment. In addition, although we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could significantly harm our business and financial results.

We may not be able to maintain our distribution relationships with key vendors.

        Our CD Contact, NBG and Centresoft subsidiaries distribute interactive entertainment software and hardware products and provide related services in the Benelux countries, Germany and the United Kingdom, respectively, and via export in other European countries for a variety of entertainment software publishers, many of which are our competitors, and hardware manufacturers. These services are generally performed under limited term contracts. Although we expect to use reasonable efforts to retain these vendors, we may not be successful in this regard. The cancellation or non-renewal of one or more of these contracts could significantly harm our business and financial results. Sony, Nintendo and Microsoft products accounted for approximately 63%, 9% and 12%, respectively, of our worldwide distribution net revenues for the nine months ended December 31, 2004, and 23%, 5% and 4%, respectively, of our worldwide distribution net revenues for fiscal 2004.

Our international revenues may be subject to regulatory requirements as well as currency fluctuations.

        Our international revenues have accounted for a significant portion of our total revenues. International sales and licensing accounted for 48% of our consolidated net revenues for the nine months ended December 31, 2004, and 53% and 50% of our consolidated net revenues in fiscal 2004 and 2003, respectively. We expect that international revenues will continue to account for a significant portion of our total revenues in the future. International sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales that are made in local currencies may fluctuate. We have and may continue to engage in limited currency hedging activities. Currency exchange rates fluctuations may in the future have a material negative impact on revenues from international sales and licensing and thus our business and financial results.

Our business, our products and our distribution are subject to increasing regulation in key territories of content, consumer piracy and online delivery. If we do not successfully respond to these regulations, our business may suffer.

        Legislation is continually being introduced that may affect both the content of our products and their distribution. For example, privacy laws in the United States and Europe impose various restrictions on our web sites. Those rules vary by territory although the Internet recognizes no geographical boundaries. In addition, many foreign countries have laws that permit governmental entities to censor the content and advertising of interactive entertainment software. Other countries, such as Germany, have adopted laws regulating content both in packaged goods and those transmitted over the Internet that are stricter than current United States laws. In the United States, federal and several state governments are considering content restrictions on products such as ours, as well as restrictions on distribution of such products. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries. Due to the uncertainties regarding such regulations, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such regulations would have on our business.

        In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer’s customer base. Although to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

Our products may be subject to legal claims.

        In prior fiscal years, two lawsuits, Linda Sanders, et al. v. Meow Media, Inc., et al., United States District Court for the District of Colorado, and Joe James, et al. v. Meow Media, Inc., et al., United States District Court for the Western District of Kentucky, Paducah Division, have been filed against numerous video game companies, including us, by the families of victims who were shot and killed by teenage gunmen in attacks perpetrated at schools. These lawsuits alleged that the video game companies manufactured and/or supplied these teenagers with violent video games, teaching them how to use a gun and causing them to act out in a violent manner. These lawsuits have been dismissed. Similar additional lawsuits may be filed in the future. Although our general liability insurance carrier agreed to defend us in such lawsuits in the past, it is uncertain whether the insurance carrier would do so in the future, or if it would cover all or any amounts which we might be liable for if such future lawsuits are not decided in our favor. If such future lawsuits are filed and ultimately decided against us and our insurance carrier does not cover the amounts we are liable for, it could have a material adverse effect on our business and financial results. Payment of significant claims by insurance carriers may make such insurance coverage materially more expensive or unavailable in the future, thereby exposing our business to additional risk.

We are party to pending shareholder litigation.

        We are a defendant in a securities class action lawsuit pending in the Central District of California. The lawsuit asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on allegations that our revenues and assets were overstated during the period between February 1, 2001 and December 17, 2002. We have filed a motion to dismiss this lawsuit, which is pending before the court. Also, a shareholder derivative lawsuit was filed in Los Angeles Superior Court, purportedly on behalf of the Company, which asserts claims based upon the same facts set forth in the federal class action lawsuit. We have filed a motion to stay this proceeding, which is pending before the court. If either of these proceedings is decided against us, we could be subject to substantial damages or other penalties. If our insurance carrier does not cover the amounts we are liable for, including the legal fees and expenses we are incurring and will continue to incur, such liability could have a material adverse effect on our financial condition and results of operations. Payment of significant claims by insurance carriers may make such insurance coverage materially more expensive or unavailable in the further, thereby exposing our business to additional risk.

We may face limitations on our ability to find suitable acquisition opportunities or to integrate additional acquired businesses.

        We intend to pursue additional acquisitions of companies, properties and other assets that can be purchased or licensed on acceptable terms and which we believe can be operated or exploited profitably. Some of these transactions could be material in size and scope. Although we continue to search for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the interactive entertainment software industry continues to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or an acquisition may not enhance our business or may decrease rather than increase our earnings. In the future, we may issue additional shares of our common stock in connection with one or more acquisitions, which may dilute our existing shareholders. Future acquisitions could also divert substantial management time and result in short-term reductions in earnings or special transaction or other charges. In addition, we cannot guarantee that we will be able to successfully integrate the businesses that we may acquire into our existing business. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions.

Our shareholder rights plan, charter documents and other agreements may make it more difficult to acquire us without the approval of our Board of Directors.

        We have adopted a shareholder rights plan under which one right entitling the holder to purchase one one-hundredths (1/100) of a share of our Series A Junior Preferred Stock price at an exercise price of $40 per share (subject to adjustment) is attached to each outstanding share of common stock. Such shareholder rights plan makes an acquisition of control in a transaction not approved by our Board of Directors more difficult. Our Amended and Restated By-laws have advance notice provisions for nominations for election of nominees to the Board of Directors which may make it more difficult to acquire control of us. Our long-term incentive plans provide, in the discretion of a committee, for acceleration of stock options following a change in control under certain circumstances, which has the effect of making an acquisition of control more expensive. In addition, some of our officers have severance compensation agreements that provide for substantial cash payments and accelerations of other benefits in the event of a change in control. These agreements and arrangements may also inhibit a change in control.

Our reported financial results could be affected if significant changes in current accounting principles are adopted.

        Recent actions and public comments from the Securities and Exchange Commission have focused on the integrity of financial reporting generally. Similarly, Congress has considered a variety of bills that could affect certain accounting principles. On December 15, 2004, the Financial Accounting Standards Board issued FASB Statement 123R, Share-Based Payment, which represent a significant change from current practices relating to expensing of stock options and other share-based payments. Changes in our accounting for stock options and other share-based payment will result in an increase in our reported expenses.

Our stock price is highly volatile.

        The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to many factors, including:

        •         Quarter to quarter variations in results of operations

        •         Our announcements of new products

        •         Our competitors' announcements of new products

        •         Our product development or release schedule

        •         General conditions in the computer, software, entertainment, media or electronics industries and in the economy

        •         Timing of the introduction of new platforms and delays in the actual release of new platforms

        •         Hardware manufacturers' announcements of price reductions in hardware platforms

        •         Supply shortages of hardware platforms

        •         Changes in earnings estimates or buy/sell recommendations by analysts

        •         Investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers

        In addition, the public stock markets experience extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

A substantial number of shares of our common stock are being resold pursuant to this prospectus, and additional shares may be sold in the future by our officers, directors and the selling stockholders.

        The resale of our common stock by the selling stockholders pursuant to this prospectus could cause the market price of our stock to decline. Moreover, the mere prospect of resales by the selling stockholders as contemplated by this prospectus could depress the market price for our common stock. In addition, the selling stockholders and our officers, directors and employees hold significant numbers of additional shares of our common stock and options currently exercisable for shares of our common stock. Many of these shares are freely tradable without restriction under the federal securities laws, and those that are not may be sold in the future pursuant to an effective registration statement, in compliance with the requirements of Rule 144 or, in some cases, pursuant to a reoffer prospectus such as this prospectus. Sales in the public market of substantial amounts of our common stock, whether by the selling stockholders or others, or the perception that such sales could occur, could materially adversely affect prevailing market prices for our common stock and the our ability to raise additional capital through the sale of equity securities.

We seek to manage our business with a view to achieving long-term results, and this could have a negative effect on short-term trading.

        We focus on creation of shareholder value over time, and we intend to make decisions that will be consistent with this long-term view. As a result, some of our decisions, such as whether to make or discontinue operating investments, manage our balance sheet and capital structure, or pursue or discontinue strategic initiatives, may be in conflict with the objectives of short-term traders. Further, this could adversely affect our quarterly or other short-term results of operations.

We do not pay cash dividends on our common stock.

        We have not paid any cash dividends on our common stock nor do we anticipate paying cash dividends in the near future.

THE COMPANY

        We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed and acquired a group of highly recognizable brands, which we market to a variety of consumer demographics.

        Our products cover game categories such as action/adventure, action and outdoor sports, racing and driving, role-playing, simulation, first-person action and strategy. Our target customer base ranges from game enthusiasts and children to mass-market consumers and “value” buyers. We currently offer our products primarily in versions that operate on the Sony PlayStation 2 (“PS2”), Nintendo GameCube (“GameCube”) and Microsoft Xbox (“Xbox”) console systems, Nintendo Game Boy Advance (“GBA”) and Nintendo Dual Screen (“NDS”) hand-held devices, and the personal computer (“PC”). The installed base for this current-generation of hardware platforms is significant and growing. We believe the price cuts in calendar 2004 on the Xbox, PS2, GameCube, and GBA hardware, the redesign of the PS2, and the recent launch of the NDS should continue to drive the growth of the installed base of the current-generation platforms. In addition, Sony has announced that it would be entering the hand-held hardware market with the introduction of its hand-held gaming device, PlayStation Portable (“PSP”), which is expected to be released in the United States toward the end of the first quarter of calendar 2005. We are currently developing titles based on the Spider-Man and Tony Hawk franchises for the PSP with the objective of having both ready for release at the launch of the PSP. We are also developing titles for the next-generation console systems being developed by Sony, Microsoft and Nintendo for release within the next one to two years. Though there are still many unknowns relating to these new platforms, our aim is to have a meaningful launch presence for all new hardware systems with a goal of gaining market share on each platform while continuing to exploit our products on the current-generation platforms given their large and growing installed base.

        Our publishing business involves the development, marketing and sale of products directly by us, by license or through our affiliate label program with certain third-party publishers. In the United States, we primarily sell our products on a direct basis to mass-market retailers, consumer electronics stores, discount warehouses and game specialty stores. We conduct our international publishing activities through offices in the United Kingdom (“UK”), Germany, France, Italy, Spain, Australia, Sweden, Canada and Japan. Our products are sold internationally on a direct-to-retail basis, through third-party distribution and licensing arrangements and through our wholly-owned European distribution subsidiaries. Our distribution business consists of operations located in the UK, the Netherlands and Germany that provide logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

        Our profitability is directly affected by the mix of revenues from our publishing and distribution businesses. Operating margins realized from our publishing business are substantially higher than margins realized from our distribution business. Operating margins in our publishing business are affected by our ability to release highly successful or “hit” titles. Though many of these titles have substantial production or acquisition costs and marketing budgets, once a title recoups these costs, incremental net revenues directly and positively impact our operating margin. Operating margins in our distribution business are affected by the mix of hardware and software sales, with software producing higher margins than hardware.

      Our Focus

        With respect to future game development, we will continue to focus on our “big proposition” titles that are backed by strong brands and high quality development, for which we will provide significant marketing support.

        A number of our fiscal 2005 “big proposition” titles include well-established brands, which are backed by high profile intellectual property and/or highly anticipated motion picture releases. Examples of these brands are our superheroes and skateboarding brands. We have a long-term relationship with Marvel Enterprises through an exclusive licensing agreement that expires in 2009. This agreement grants us the exclusive rights to develop and publish video games based on Marvel’s comic book franchises Spider-Man, X-Men, Fantastic Four and Iron Man. Through our long-term relationship with Spider-Man Merchandising, LLP, in the first quarter of fiscal 2005 we released the video game Spider-Man 2, the sequel to the highly successful Spider-Man: The Movie. The video game release of Spider-Man 2 coincided with the “Spider-Man 2” theatrical release in June 2004. Also, under our licensing agreement with Spider-Man Merchandising, LLP, we will be developing and publishing video games based on Columbia Pictures/Marvel Enterprises, Inc.‘s upcoming feature film “Spider-Man 3,” which is expected to be released in May 2007. We also have an exclusive licensing agreement with professional skateboarder Tony Hawk that continues until 2015. The agreement grants us exclusive rights to develop and publish video games using Tony Hawk’s name and his likeness. Through fiscal 2005, we released six successful titles in the Tony Hawk franchise with cumulative net revenues of $947.5 million, including the most recent, Tony Hawk’s Underground 2 (“THUG 2”), which was released in the third quarter of fiscal 2005.

        We also continue to develop a number of original intellectual properties. In the third quarter of the current fiscal year, we released the highly successful Call of Duty: Finest Hour, on multiple console platforms. This title was ranked by NPD TRST as one of the top-five best selling games for December 2004 and was the third game based upon this original property following the Call of Duty and Call of Duty: United Offensive titles for the PC. True Crime: Streets of L.A. is another title based upon original intellectual property and was released in the third quarter of fiscal 2004. This highly successful title was ranked by third-party sales tracking agencies, such as NPD, as among the top-five selling games for the 2003 holiday season. We expect to develop a variety of games on multiple platforms based on these two original properties and hope to establish them as a source of recurring revenues.

        We will also continue to evaluate and exploit emerging brands that we believe have potential to become successful game franchises. For example, we have a multi-year, multi-property, publishing agreement with DreamWorks SKG that granted us the exclusive rights to publish video games based on DreamWorks SKG’s theatrical release “Shrek 2,” which was released in the first quarter of fiscal 2005, “Shark Tale”, which was released in the second quarter of fiscal 2005, as well as upcoming computer-animated films, “Madagascar” and “Over the Hedge,” and their sequels. We also have an exclusive licensing agreement to develop and publish video games for the best-selling children’s book series, “Lemony Snicket’s A Series of Unfortunate Events”. In the third quarter of the current fiscal year, we released a video game of the same title to coincide with the release of the feature film by Paramount Pictures, Nickelodeon Movies and DreamWorks SKG.

        In addition to acquiring or creating high profile intellectual property, we have also continued our focus on establishing and maintaining relationships with talented and experienced software development teams. We believe we have strengthened our internal development capabilities through the acquisition of a number of development companies with talented and experienced teams including, most recently, the acquisition of Vicarious Visions, a leading game development studio, in January 2005. We have development agreements with other top-level, third-party developers such as id Software, Lionhead Studios and The Creative Assembly.

        We are utilizing these developer relationships, new intellectual property acquisitions, new original intellectual property creations and our existing library of intellectual property to further focus our game development on product lines that will deliver significant, lasting and recurring revenues and operating profits.

        The Company’s principal executive offices are located at 3100 Ocean Park Boulevard, Santa Monica, California 90405, and its telephone number is (310) 255-2000. The Company also maintains offices in the United Kingdom, France, Germany, Japan, Australia, Belgium, The Netherlands, Italy, Spain, Sweden, New York, New York, Madison, Wisconsin, Eden Prarie and St. Paul, Minnesota, Dallas, Texas, and Encino, Hayward, San Francisco and Woodland Hills, California.

USE OF PROCEEDS

        Except for the aggregate exercise price of the options exercised by the Selling Stockholders in connection with the sale of the shares offered by this reoffer prospectus, we will not receive any of the proceeds from such sales of common stock. All such proceeds will be received by the Selling Stockholders. See “Selling Stockholders.”

SELLING STOCKHOLDERS

        The Company will issue the common stock being offered by this reoffer prospectus upon the exercise of (i) options to purchase common stock issued to the Selling Stockholders pursuant to the Company’s 1991 Stock Option and Stock Award Plan, the Company’s 1998 Incentive Plan, the Company’s 1999 Incentive Plan, the Company’s 2001 Incentive Plan, the Company’s 2002 Executive Incentive Plan, the Company’s 2002 Incentive Plan, and/or the Company’s 2003 Incentive Plan (collectively, the “Stock Plans”), (ii) options to purchase common stock issued to certain Selling Stockholders outside of any plan and (iii) warrants to purchase common stock issued to certain Selling Stockholders pursuant to the Company’s 1991 Director Warrant Plan or outside of any plan.

        The following table sets forth certain information regarding the beneficial ownership of common stock by the Selling Stockholders as of February 1, 2005, and the number of shares of common stock being offered by this reoffer prospectus.

Name and Address of Selling Stockholder (1)	Position(s) with the Company (2)	Beneficial Ownership of Common Stock Before the Offering (3)	Number of Shares of Common Stock Being Offered	Beneficial Ownership of Common Stock After the Offering
				Number of Shares (4)	Percentage of Class (5)
Robert A. Kotick (6)	Chairman; Chief Executive Officer; Director	9,802,984	2,548,562(7)	7,254,422	5.1
Brian G. Kelly (8)	Co-Chairman; Director	7,334,082	2,500,000(9)	4,834,082	3.4
Ronald Doornink	President; Director; Chief Executive Officer, Activision Publishing	2,635,971	1,066,250	1,569,721	1.1
William Chardavoyne	Chief Financial Officer; Executive Vice President	447,971	168,755	279,216	*
Kathy Vrabeck (10)	President, Activision Publishing	540,745	303,754	236,991	*
Richard Andrew Steele	President, Activision Distribution	580,658	121,880	458,778	*
Michael Rowe	Executive Vice President, Human Resources	274,619	142,619	132,000	*
George Rose	Senior Vice President, General Counsel; Secretary	132,810	73,378	59,432	*
Linda Kumagai	Vice President Finance	15,225	11,250	3,975	*

Gregory Deutsch	Director of Business and Lebal Affairs	18,704	6,329	12,375	*
Barbara S. Isgur	Director	159,313	56,750	102,563	*
Robert Morgado	Director	366,316	100,000	266,316	*
All Selling Stockholders as a group		22,309,398	7,099,527	15,209,871	10.7%

*	Percent of class less than 1%.

(1)	The address for each Selling Stockholder is c/o Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California 90405.

(2)	All positions listed are with the Company, unless otherwise stated.

(3)

Includes shares of common stock that an individual or group has a right to acquire within 60 days after February 1, 2005, pursuant to the exercise of options, warrants or other rights. Includes 6,880,049, 6,417,776, 2,539,532, 412,103, 533,252, 365,547, 267,869, 132,810, 14,550, 18,704, 157,063, and 332,191 shares issuable to Messrs. Kotick, Kelly, Doornink, Chardavoyne, Ms. Vrabeck, Messrs. Steele, Rowe, Rose, Ms. Kumagai, Mr. Deutsch, Ms. Isgur, and Mr. Morgado, respectively, upon exercise of options exercisable within 60 days held by each such individual pursuant to the Stock Plans.

(4)

Includes 4,331,487, 3,917,776, 1,473,282, 243,348, 229,498, 243,667, 125,250, 59,432, 3,300, 12,375, 100,313, and 232,191 shares issuable to Messrs. Kotick, Kelly, Doornink, Chardavoyne, Ms. Vrabeck, Messrs. Steele, Rowe, Rose, Ms. Kumagai, Mr. Deutsch, Ms. Isgur, and Mr. Morgado, respectively, upon exercise of options exercisable within 60 days held by each such individual pursuant to the Stock Plans.

(5)

Percent of class was computed based on 142,517,967 shares of common stock outstanding as of February 1, 2005 and, in each such Selling Stockholder’s case, the number of shares of common stock issuable upon the exercise of the options or warrants exercisable within 60 days held by such Selling Stockholder or, in the case of all Selling Stockholders as a group, the number of shares of common stock issuable upon the exercise of options or warrants exercisable within 60 days held by all such individuals, but does not include the number of shares of common stock issuable upon the exercise of any other outstanding options or warrants.

(6)

Includes 63,249 shares owned directly by Delmonte Investments, L.L.C., of which Mr. Kotick is a controlling person. Does not include options to purchase 137,326 shares of common stock transferred by Mr. Kotick to an irrevocable trust for the benefit of his minor children with respect to which Mr. Kotick disclaims beneficial ownership. Includes options to purchase 2,467,983 shares of common stock held by 1011 Partners, LLC of which Mr. Kotick and his spouse are the sole members.

(7)

Mr. Kotick will sell all of such shares of common stock through two entities over which he either controls or shares control: KAG Holdings LLC and The 45121G Trust, which immediately prior to this offering owned 1,707,755 and 840,807 shares of common stock, respectively.

(8)	Includes 63,249 shares owned directly by Delmonte Investments, L.L.C., of which Mr. Kelly is a controlling person.

(9)	Mr. Kelly will sell all of such shares of common stock through Ocean Front LLC, which he controls.

(10)	Does not include 6,000 shares owned by Ms. Vrabeck’s spouse, with respect to which Ms. Vrabeck disclaims beneficial ownership.

PLAN OF DISTRIBUTION

        Our shares of common stock offered by the Selling Stockholders or their transferees are to be sold from time to time, in one or more transactions, in whole or in part, pursuant to any of the methods listed in this reoffer prospectus. The Selling Stockholders may sell our shares of common stock through dealers, through agents or directly to one or more purchasers. The distribution of such common stock may be effected from time to time in one or more transactions, including the following:

  cross trades or block trades in which the broker or dealer so engaged will attempt to sell the common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this reoffer prospectus;
  “at the market” to or through market makers or into an existing market for the common stock;
  ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales in compliance with Section 16(c) under the Exchange Act, effected after the effective date of the registration statement of which this reoffer prospectus is a part;
  in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
  through transactions in options, swaps or other derivatives, whether exchange-listed or otherwise;
  any combination of the foregoing methods; or
  by any other legally available means.

        The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares of common stock or otherwise. In such transactions, broker-dealers may engage in short sales of the shares of common stock in the course of hedging the positions they assume with certain Selling Stockholders. The Selling Stockholders may also sell the common stock short and redeliver the stock to close out such short positions. Such Selling Stockholders may enter into option or other transactions with broker-dealers which require the delivery of the common stock to the broker-dealer. The broker-dealer may then resell or otherwise transfer such common stock pursuant to this reoffer prospectus. The Selling Stockholders also may loan or pledge the common stock to a broker-dealer. The broker-dealer may sell the common stock so loaned, or upon a default the broker-dealer may sell the pledged common stock, pursuant to this reoffer prospectus.

        Any transaction may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or commissions from purchasers of the common stock for whom they may act as agent. The Selling Stockholders and any broker-dealers or agents that participate in the distribution of common stock by them might be deemed to be underwriters, and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions, under the Securities Act.

        The common stock will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have informed the Selling Stockholders that the anti-manipulative rules contained in Regulation M under the Exchange Act may apply to their sales in the market and have informed them of the requirement for delivery of this reoffer prospectus in connection with any sale of our common stock offered by this reoffer prospectus. All expenses of registration incurred in connection with the sale of the shares of common stock offered by this reoffer prospectus are being borne by us, but any brokerage commissions and other expenses incurred by a Selling Stockholder will be borne by such Selling Stockholder.

        Any of our common stock covered by this reoffer prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this reoffer prospectus. Upon notification to us by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale or purchase of our common stock, we will file a supplement to this reoffer prospectus, if required, disclosing:

  the name of the participating broker-dealer(s);
  the amount of common stock involved;
  the price at which such common stock was sold;
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this reoffer prospectus; and
  other facts material to the transaction.

EXPERTS

        The consolidated financial statements incorporated in this reoffer prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

        We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC’s web site at http://www.sec.gov.

        The Company has filed with the SEC a registration statement on Form S-8 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, with respect to the common stock being offered by this reoffer prospectus. This reoffer prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to the our company and the common stock being offered, we refer you to the registration statement on Form S-8, including the exhibits attached and the financial statements, notes and schedules incorporated as a part of such registration statement, which may be inspected and copied at the public reference facilities of the SEC referred to above. Statements contained in this reoffer prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

        The Company furnishes stockholders with annual reports containing audited financial statements and with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.

DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this reoffer prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and, until the termination of this offering, any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  Our Annual Report on Form 10-K for the fiscal year ended March 31, 2004;
  Our Quarterly Report on Form 10-Q for the quarterly periods ended June 30, 2004, September 30, 2004, and December 31, 2004; and
  The description of our common stock and the rights associated with our common stock contained in our Registration Statement on Form S-3, Registration No. 333-46425, and our Registration Statement on Form 8-A, File No. 001-15839, filed on April 19, 2000.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Activision, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000
Attn: Investor Relations

No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this reoffer prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. Neither the delivery of this reoffer prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This reoffer prospectus does not constitute an offer of solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer of solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.	7,099,527 Shares ACTIVISION, INC. Common Stock

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8.   Exhibits

23.1.	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.

24.1.	Power of Attorney authorizing certain persons to sign this Post-Effective Amendment No. 3 on behalf of certain directors and officers of the Registrant.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a post-effective amendment to Form S-8 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Monica, State of California, on February 9, 2005.

ACTIVISION, INC.

By:	/s/ Brian G. Kelly
Brian G. Kelly

        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
*	Chairman, Chief Executive Officer and Director	February 9, 2005
Robert A. Kotick

/s/ Brian G. Kelly	Co-Chairman and Director	February 9, 2005
Brian G. Kelly

*	President, Activision, Inc.; Chief Executive Officer, Activision Publishing, Inc. (Principal Executive Officer)	February 9, 2005
Ronald Doornink

*	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 9, 2005
William J. Chardavoyne

*	Director	February 9, 2005
Kenneth L. Henderson

*	Director	February 9, 2005
Barbara S. Isgur

*	Director	February 9, 2005
Peter J. Nolan

*	Director	February 9, 2005
Robert J. Corti

*	Director	February 9, 2005
Robert J. Morgado

* By:	/s/ Brian G. Kelly	February 9, 2005
Brian G. Kelly Attorney-In-Fact, pursuant to Power of Attorney filed with this Amendment No. 3 to the Registration Statement No. 333-40727.